Exhibit 99.(a)(1)(B)

Subject:              Commencement of Stock Option Exchange Program

I am pleased to announce that today we have commenced the voluntary stock option exchange program that I mentioned to you in my previous e-mails of February 13 and April 17 2009.  The program gives eligible employees who hold eligible options the one-time opportunity to exchange those options for a fewer number of new stock options with a lower exercise price.

You will be receiving in the mail at your home a packet of materials containing detailed information about the exchange program and how to participate.   If you do not receive this packet by September 23, please contact Kim Hodge at kim.hodge@xeta.com or at 918.588.4264.

These materials will also be available to you on our intranet website “myXETA” at www.myXETA.com.   Login to “myXETA,” and on the Home Page click “Stock Option Exchange Program”.  After the Exchange Program Welcome and Information page, a login screen will prompt you for a PIN# which has been specifically assigned to you for use with the Exchange Program only.  Your PIN# is at the bottom of this email.  It is also contained in the packet of materials mailed to your home.

If you wish to participate in the exchange program, you must make your election to do so before the exchange program expires at 11:00 p.m. Central Time on Friday, October 16, 2009 unless we elect to extend this deadline.  Currently we do not expect to extend the deadline.  If we do, we will notify you.

You should carefully review the materials we are sending you so you can make an informed decision about whether to participate in the exchange program.  The decision whether to participate is entirely up to you, and neither the Company nor its Board of Directors makes any recommendation on how you should proceed.

Your PIN# is:

Sincerely,

Greg Forrest, CEO